Viceroy Exploration Ltd.

Notice Pursuant to Part 4.3 (3) of
National Instrument 51-102
Continuous Disclosure Obligations

The 2004 Six Month Report of Viceroy Exploration Ltd. filed for the six months ended June 30, 2004 has not been reviewed by its auditor, PricewaterhouseCoopers, in accordance with the standards for a review of interim financial statements as set out in the Handbook published by the Institute of Chartered Accounts, Canada.

Date: August 12, 2004

“Robert V. Matthews”
Robert V. Matthews
Chairman
Audit Committee
Viceroy Exploration Ltd.